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January 11, 2021

VIA EDGAR

Office of Life Sciences United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 Attn: David Gessert; Joe McCann

Re:	AdaptHealth Corp. Preliminary Proxy Statement on Schedule 14A Filed December 22, 2020 File No. 001-38399

Dear Mr. Gessert and Mr. McCann:

This letter is submitted on behalf of AdaptHealth Corp. (the “Company”) and sets forth the Company’s response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 6, 2021 with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (File No. 001-38399) (the “Preliminary Proxy Statement”).

The text of the Staff’s comment has been included in this letter for your convenience, and the Company’s response is set forth immediately below the Staff’s comment.

In addition, the Company has revised the Preliminary Proxy Statement in response to the Staff’s comments, and the Company is concurrently filing Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”) with this letter, which reflects these revisions and clarifies certain other information. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Preliminary Proxy Statement on Schedule 14A

Summary Term Sheet, page 1

1.	Staff’s comment: Please revise page 1 to disclose the percentage of Class A common shares that former AeroCare equity holders would receive as a result of the acquisition transaction assuming that your shareholders approve the Proposal. In this regard, we note that AeroCare equity holders received common shares at closing in addition to the 31 million shares to be issued upon conversion of the Series C Preferred. Given the additional $1.1 billion paid to the AeroCare equity holders, also disclose the relative valuations of the AeroCare and AdaptHealth entities. Also, revise the proxy where appropriate, to identify which company is the acquiring entity for accounting purposes.

January 11, 2021

Response: The Staff’s comment is noted. In response to the Staff’s comment, additional disclosure has been added on pages 1 and 8 of Amendment No. 1. With respect to your note concerning the number of shares that AeroCare equityholders will receive at closing, the sum of (x) the shares of Class A Common stock that AeroCare equityholders receive at the closing and (y) the shares of Class A Common Stock which the Series C Preferred Stock issued at closing would be convertible into following the removal of the conversion restriction is equal to a total 31,000,000 shares of Class A Common Stock. Clarifying disclosure has been added on page 1 of Amendment No. 1.

2.	Staff’s comment: Please revise the proxy to explain why the Board determined to structure the merger using convertible preferred stock as consideration instead of using a more traditional structure which would allow the AdaptHealth stockholders to vote to approve or disapprove the acquisition and/or issuance of securities prior to the parties merging. Your disclosure should explain why the Board viewed the preferred stock structure as preferable to a traditional merger structure, the business reasons, if any, for preferring the current structure, and why the board chose to structure the transaction in a way that would not allow stockholders to vote and express their approval or disapproval on the acquisition transaction itself.

Response: The Staff’s comment is noted. In response to the Staff’s comment, additional disclosure has been added on page 3 of Amendment No. 1.

Background of the Acquisition, page 12

3.	Staff’s comment: Please substantially revise the Background section so that it is clear where each party stood with respect to material transaction terms during the August 2020 to December 1, 2020 timeframe. In particular, it should be clear what terms were initially proposed, who proposed them, and how these terms evolved, if at all, during the course of subsequent negotiations, particularly as it relates to relative valuations, consideration, and management structure.

Response: The Staff’s comment is noted. In response to the Staff’s comment, additional disclosure has been added on pages 12-14 of Amendment No. 1.

General

4.	Staff’s comment: With reference to Note A of Schedule 14A, please revise your proxy statement to provide the information required by Item 14(b)(6). In this regard, we note that the proxy discusses reports, opinions and/or appraisals conducted by Jefferies and AlixPartners.

January 11, 2021

Response: The Company respectfully advises the Staff that the disclosure requested by the Staff with respect to Item 14(b)(6) of Schedule 14A is not applicable, as the disclosure does not reference any “report, opinion or appraisal” by either Jefferies and AlixPartners. See Item 14(b)(6) of Schedule 14A.

5.	Staff’s comment: Please tell us whether the Debt Commitment Letter has been filed or will be filed prior to the solicitation.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the Debt Commitment Letter has been attached to Amendment No. 1 as Annex C.

If you have any questions related to this letter, please contact the undersigned of Willkie Farr & Gallagher LLP at (212) 728-8962.

Very truly yours,

/s/ Michael Brandt
Michael Brandt

Via E-mail:

cc:      Christopher Joyce

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